77. D  Policies with respect to security investment.


On June 27, 1997 the Fund's Shareholders voted for the approval of a proposal to amend investment policy to permit the Fund to borrow from a bank for temporary or emergency purposes in amounts not exceeding 5% of its assets, based on current value, and amending the By-laws of the Fund to reflect such amendment.